                                       SECURITIES AND EXCHANGE COMMISSION
                                             Washington, D.C. 20549

                                                  SCHEDULE 13D

                                               (Amendment No. 10)

                                    Under the Securities Exchange Act of 1934

                                                Forum Group, Inc.
                                                (Name of Issuer)

                                         Common Stock, Without Par Value
                                         (Title of Class of Securities)

                                                   349841304
                                                 (CUSIP Number)

                                              Forum Holdings, L.P.
                                         4200 Texas Commerce Tower West
                                                 2200 Ross Ave.
                                              Dallas, Texas  75201
                                          Attention:  Robert A. Whitman
                                                 (214) 220-4900
                                  (Name, Address and Telephone Number of Person
                                          Authorized to Receive Notices
                                               and Communications)

                                                 With a copy to:

                                            Robert A. Profusek, Esq.
                                           Jones, Day, Reavis & Pogue
                                            2300 Trammell Crow Center
                                                2001 Ross Avenue
                                              Dallas, Texas  75201
                                                 (214) 969-3703

                                                  July 7, 1994
                                      (Date of Event which Requires Filing
                                               of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

                                                  SCHEDULE 13D

CUSIP  NO.   349841304                     PAGE   2   OF   16   PAGES


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Forum Holdings, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER
         OF A GROUP                                        a [ ]
                                                           b [x]
3        SEC USE ONLY

4        SOURCE OF FUNDS*

         00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)         [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas

                          7        SOLE VOTING POWER
NUMBERS OF                         0
 SHARES
BENEFICIALLY              8        SHARED VOTING POWER
 OWNED BY                          16,429,550
  EACH
 REPORTING                9        SOLE DISPOSITIVE POWER
PERSON WITH                        7,068,171

                          10       SHARED DISPOSITIVE POWER
                                   0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

         16,429,550

12       CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                 [x]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         73.0%

14       TYPE OF REPORTING PERSON*

         PN
                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                  SCHEDULE 13D

CUSIP  NO.   349841304                     PAGE   3   OF   16   PAGES


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HRP Management II, Ltd.

2        CHECK THE APPROPRIATE BOX IF A MEMBER
         OF A GROUP                                        a [ ]
                                                           b [x]
3        SEC USE ONLY

4        SOURCE OF FUNDS*

         00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)         [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas
                          7        SOLE VOTING POWER
NUMBERS OF                         0
 SHARES
BENEFICIALLY              8        SHARED VOTING POWER
 OWNED BY                          16,429,550
  EACH
 REPORTING                9        SOLE DISPOSITIVE POWER
PERSON WITH                        7,068,171

                          10       SHARED DISPOSITIVE POWER
                                   0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

         16,429,550

12       CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                 [x]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         73.0%

14       TYPE OF REPORTING PERSON*

         PN

                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                  SCHEDULE 13D

CUSIP  NO.   349841304                     PAGE   4   OF   16   PAGES


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HH Genpar Partners

2        CHECK THE APPROPRIATE BOX IF A MEMBER
         OF A GROUP                                        a [ ]
                                                           b [x]
3        SEC USE ONLY

4        SOURCE OF FUNDS*

         00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)         [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas

                          7        SOLE VOTING POWER
NUMBERS OF                         0
 SHARES
BENEFICIALLY              8        SHARED VOTING POWER
 OWNED BY                          16,429,550
  EACH
 REPORTING                9        SOLE DISPOSITIVE POWER
PERSON WITH                        7,068,171

                          10       SHARED DISPOSITIVE POWER
                                   0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

         16,429,550

12       CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                 [x]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         73.0%

14       TYPE OF REPORTING PERSON*

         PN

                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                  SCHEDULE 13D

CUSIP  NO.   349841304                     PAGE   5   OF   16   PAGES


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Hampstead Associates, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER
         OF A GROUP                                        a [ ]
                                                           b [x]
3        SEC USE ONLY

4        SOURCE OF FUNDS*

         00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)         [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas
                          7        SOLE VOTING POWER
NUMBERS OF                         0
 SHARES
BENEFICIALLY              8        SHARED VOTING POWER
 OWNED BY                          16,429,550
  EACH
 REPORTING                9        SOLE DISPOSITIVE POWER
PERSON WITH                        7,068,171

                          10       SHARED DISPOSITIVE POWER
                                   0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

         16,429,550

12       CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                 [x]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         73.0%

14       TYPE OF REPORTING PERSON*

         CO

                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                  SCHEDULE 13D

CUSIP  NO.   349841304                     PAGE   6   OF   16   PAGES


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RAW Genpar, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER
         OF A GROUP                                        a [ ]
                                                           b [x]
3        SEC USE ONLY

4        SOURCE OF FUNDS*

         00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)         [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas

                          7        SOLE VOTING POWER
NUMBERS OF                         0
SHARES
BENEFICIALLY              8        SHARED VOTING POWER
OWNED BY                           16,429,550
EACH
REPORTING                 9        SOLE DISPOSITIVE POWER
PERSON WITH                        7,068,171

                          10       SHARED DISPOSITIVE POWER
                                   0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

         16,429,550

12       CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                 [x]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         73.0%

14       TYPE OF REPORTING PERSON*

         CO
                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                  SCHEDULE 13D

CUSIP  NO.   349841304                     PAGE   7   OF   16   PAGES


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         InCap, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER
         OF A GROUP                                        a [ ]
                                                           b [x]
3        SEC USE ONLY

4        SOURCE OF FUNDS*

         00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)         [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas
                          7        SOLE VOTING POWER
NUMBERS OF                         0
 SHARES
BENEFICIALLY              8        SHARED VOTING POWER
 OWNED BY                          16,429,550
  EACH
 REPORTING                9        SOLE DISPOSITIVE POWER
PERSON WITH                        7,068,171

                          10       SHARED DISPOSITIVE POWER
                                   0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

         16,429,550

12       CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                 [x]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         73.0%

14       TYPE OF REPORTING PERSON*

         CO

                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 10 amends and supplements the Statement on Schedule 13D filed on February 11, 1993 (as heretofore amended and supplemented, the "Schedule 13D"), by Forum Holdings, L.P., a Texas limited partnership, and Investors Genpar,Inc., a Delaware corporation. Capitalized terms used herein which are not otherwise defined herein are so used with the respective meanings ascribed to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended by adding the following immediately prior to the last paragraph thereof:

                 On July 7, 1994, Forum Holdings and AFG and purchased 205,868 shares of Common Stock in a privately negotiated market transaction (the "July Stock Purchase"). The aggregate purchase price for the shares of Common Stock purchased by AFG and Forum Holdings in the July Stock Purchase was approximately $1,260,942. Of the 205,868 shares of Common Stock purchased in the July Stock Purchase, Forum Holdings individually purchased 102,934 shares of Common Stock for an aggregate purchase price of approximately $630,471. The funds required by Forum
         Holdings to pay the $630,471 purchase price for the shares of Common Stock purchased by it in the July Stock Purchase were obtained from the working capital of Forum Holdings.

Item 4.  Purpose of Transaction.

                 Item 4 is hereby amended to delete the second paragraph thereof and substitute the following in place thereof:

                 Forum Holdings' principal purposes in consummating the transactions described in Item 3 (other than the purchase of shares of Common Stock pursuant to the October Stock
         Purchase Agreement and in the July Stock Purchase) were to
         (i) facilitate the acquisition by Forum Holdings of a significant equity interest in the Company and
         (ii) otherwise facilitate the recapitalization of the Company. Forum Holdings' principal purpose in consummating the purchase of shares of Common Stock pursuant to the October Stock Purchase Agreement was to provide the Company with funds necessary to enable it to participate in the recapitalization of Forum Retirement Partners, L.P. ("FRP"), a publicly held limited partnership in which the Company has a substantial equity investment and of which one of the Company's wholly owned subsidiaries is the general partner. Forum Holdings' principal purpose in consummating the July Stock Purchase was to take advantage of what it perceived as an attractive investment opportunity pursuant to which it was able to increase its equity interest in the Company.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated in its entirety as follows:

                 The responses to Items 3, 4 and 6 are incorporated herein by this reference.

                 Forum Holdings has previously been informed that 4,984 shares of Common Stock have been issued pursuant to the Plan of Reorganization. As a result of the issuance of such shares, Forum Holdings, Apollo and Healthcare are presently entitled to purchase 2,304 shares of Common Stock, 2,304 shares of Common Stock and 1,152 shares of Common Stock, respectively, for nominal consideration upon exercise of the Investor Warrants. Forum Holdings has also been informed that immediately following the July Stock Purchase, Apollo and Healthcare beneficially owned 7,068,171 shares of Common Stock (including 2,304 shares presently purchasable upon exercise of the Investor Warrants) and 2,293,208 shares of Common Stock (including 1,152 shares presently purchasable upon exercise of the Investor Warrants), respectively, or 31.4% and 10.2%, respectively, of the total number of shares of Common Stock then outstanding. Immediately following the July Stock Purchase, Forum Holdings was the direct beneficial owner of 7,068,171 shares of Common Stock (including 2,304 shares presently purchasable upon exercise of the Forum Holdings Warrant), or 31.4% of the total number of shares of Common Stock then outstanding. By reason of the relationships described in Item 2 above, each of the Reporting Persons may be deemed to be the beneficial owners of all such shares beneficially owned by Forum Holdings. As a result of the Shareholders' Agreement, Forum Holdings and each of the other Reporting Persons may be deemed to be the beneficial owner of all of the 16,429,550 shares of Common Stock beneficially owned by the Investors in the aggregate following the July Stock Purchase, or 73.0% of the total number of shares of Common Stock then outstanding. The foregoing percentages are based upon 22,505,869 shares of Common Stock outstanding (which number includes the 5,760 shares of Common Stock presently issuable upon exercise of the Investor Warrants). (Reference is made to such statements on Schedule 13D as have been or may be filed with the Securities and Exchange Commission by the other
         Investors for information regarding the other Investors and their respective ownership of shares of Common Stock.)

                 As a result of provisions of the Shareholders' Agreement described in Item 6, the Reporting Persons may be deemed to have shared power to vote or direct the vote of all of the 16,429,550 shares of Common Stock owned by the Investors. The Reporting Persons have sole power to dispose or direct the disposition of 7,068,171 shares of Common Stock.

                 Except as otherwise disclosed in this Statement, the Reporting Persons disclaim beneficial ownership of any shares of Common Stock issuable upon exercise of the Forum Holdings Warrant or any other Investor Warrants.

                 Except as otherwise disclosed in this Statement, none of the Reporting Persons has effected any transactions in shares of Common Stock during the preceding 60 days.

                                                    SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed collectively with HRP
Management II, Ltd., HH Genpar Partners, Hampstead Associates, Inc., RAW Genpar, Inc. and InCap, Inc.

         Dated:  July 12, 1994.


                                   FORUM HOLDINGS, L.P.



                                   By:  /s/ Troy B. Lewis
                                        Troy B. Lewis,
                                        Attorney-in-Fact*

























*  Pursuant to a Power of Attorney executed on behalf of Forum
   Holdings, L.P. and filed previously as Exhibit 12 hereto.

                                                    SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed collectively with Forum
Holdings, L.P., HH Genpar Partners, Hampstead Associates, Inc., RAW Genpar, Inc. and InCap, Inc.

         Dated:  July 12, 1994.


                                   HRP MANAGEMENT II, LTD.



                                   By: /s/ Troy B. Lewis
                                       Troy B. Lewis,
                                       Attorney-in-Fact*
























*  Pursuant to a Power of Attorney executed on behalf of HRP
   Management II, Ltd. and filed previously as Exhibit 12 hereto.

                                                    SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed collectively with Forum
Holdings, L.P., HRP Management II, Ltd., Hampstead Associates, Inc., RAW Genpar, Inc. and InCap, Inc.

         Dated:  July 12, 1994.


                                   HH GENPAR PARTNERS



                                   By:  /s/ Troy B. Lewis
                                        Troy B. Lewis,
                                        Attorney-in-Fact*

























*  Pursuant to a Power of Attorney executed on behalf of HH
   Genpar Partners and filed previously as Exhibit 12 hereto.

                                                    SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed collectively with Forum
Holdings, L.P., HRP Management II, Ltd., HH Genpar Partners, RAW Genpar, Inc. and InCap, Inc.

         Dated:  July 12, 1994.


                                   HAMPSTEAD ASSOCIATES, INC.



                                   By:  /s/ Troy B. Lewis
                                        Troy B. Lewis,
                                        Attorney-in-Fact*

























* Pursuant to a Power of Attorney executed on behalf of Hampstead Associates, Inc. and filed previously as Exhibit 12 hereto.

                                                    SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed collectively with Forum
Holdings, L.P., HRP Management II, Ltd., HH Genpar Partners, Hampstead Associates, Inc. and InCap, Inc.

         Dated:  July 12, 1994.


                                   RAW GENPAR, INC.



                                   By:  /s/ Troy B. Lewis
                                        Troy B. Lewis,
                                        Attorney-in-Fact*


























*  Pursuant to a Power of Attorney executed on behalf of RAW
   Genpar, Inc. and filed previously as Exhibit 12 hereto.

                                                    SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed collectively with Forum
Holdings, L.P., HRP Management II, Ltd., HH Genpar Partners, Hampstead Associates, Inc. and RAW Genpar, Inc.

         Dated:  July 12, 1994.


                                   INCAP, INC.



                                   By:  /s/ Troy B. Lewis
                                        Troy B. Lewis,
                                        Attorney-in-Fact*


























* Pursuant to a Power of Attorney executed on behalf of InCap, Inc. and filed previously as Exhibit 12 hereto.